UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

May 6, 2020

Commission File Number: 001-31269

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ALCON INC.
(Registrant Name)

Chemin de Blandonnet 8
1214 Vernier, Geneva, Switzerland
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F: Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release issued by Alcon Inc. dated May 6, 2020 titled “Alcon shareholders approve all proposed resolutions at the 2020 Annual General Meeting”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALCON INC.

Date:	May 6, 2020	By:	/s/ Timothy C. Stonesifer
Name: Timothy C. Stonesifer
Title: Authorized Representative

Date:	May 6, 2020	By:	/s/ Royce Bedward
Name: Royce Bedward
Title: Authorized Representative

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